SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____________)*

Iveda Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

161132204

(CUSIP Number)

Stephen R. Boatwright, Esq.
Keller Rohrback, PLC
3101 North Central Ave., Suite 1400
Phoenix, AZ  85012
(602) 248-0088

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

January 21, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 161132204	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William M. Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,400,000
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,400,000
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.74%
14	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $0.00001 per share (the "Common Stock") of Iveda Corporation, a Nevada corporation (the "Issuer").  The principal executive offices of the Issuer are located at 1201 South Alma School Road, Suite 4450, Mesa, Arizona 85210.

Item 2.  Identity and Background.

This statement on Schedule 13D is being filed by Mr. William M. Walsh, a U.S. citizen.  Mr. Walsh’s address is 117 North 2nd Avenue, Sterling, Colorado 80751.  Mr. Walsh is retired.

Mr. Walsh has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Any disclosures made herein with respect to persons other than Mr. Walsh are made on information and belief after making inquiry to the appropriate party.

Item 3.  Source and Amount of Funds or Other Consideration.

On January 21, 2010, Mr. Walsh, jointly with his spouse, acquired 1.4 million shares of the Issuer’s Common Stock in exchange for $1.4 million in cash, which was from Mr. Walsh’s personal funds.

Item 4.  Purpose of Transaction.

On January 21, 2010, Mr. Walsh, jointly with his spouse, acquired 1.4 million shares of the Issuer’s Common Stock in exchange for $1.4 million in cash.  Mr. Walsh acquired these shares of Common Stock for investment purposes.

Mr. Walsh reserves the right to purchase additional shares of the Issuer's Common Stock or to dispose of such securities in the open market, in privately negotiated transactions or in any other lawful manner in the future.  Mr. Walsh may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law.  Except as set forth in this Schedule 13D, Mr. Walsh has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in parts (a) through (j) of Item 4 of Schedule 13D.  However, as part of its ongoing review of investment alternatives, Mr. Walsh may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such events or matters, or may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other parties regarding such matters.

Item 5.  Interest in Securities of the Issuer.

(a)           As of the close of business on January 29, 2010, Mr. Walsh beneficially owned 1,400,000 shares of Common Stock, representing approximately 11.74% of the 11,920,720 shares of Common Stock reported to be outstanding by the Issuer's transfer agent on such date.

(b)           Mr. Walsh has the sole power to vote or to direct the vote and to dispose or direct the disposition of all shares of Common Stock beneficially owned by him.

(c)           Except as disclosed in this Schedule 13D, Mr. Walsh has not effected any transaction in the Common Stock during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.  Material To Be Filed As Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 2010

/s/ William M. Walsh William M. Walsh